March 27, 2017	News Release 17–05

SILVER STANDARD ANNOUNCES PROPOSED NAME CHANGE TO SSR MINING

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard” or the “Company”) announces that the Board of Directors (the “Board”) has recommended changing the Company’s name to SSR Mining Inc. (“SSR Mining”). The Company will seek shareholder approval for the proposed name change at its annual and special meeting of shareholders to be held May 4, 2017.

Paul Benson, President and CEO said, “With gold representing approximately 70% of our revenue, the current name does not accurately reflect our business. We have evolved from a silver-focused producer to an intermediate precious metals producer with three mines in the Americas. The proposed name, which includes the initials of our existing name, is a natural evolution in our more than 70-year history. While we are recommending a change to our name, our relentless focus on creating shareholder value remains.”

If the name change to SSR Mining is approved by shareholders, the Company plans to change its Nasdaq Global Market and Toronto Stock Exchange ticker symbols to “SSRM”. The timing of the name change, ticker symbol change and corporate re-branding will be announced at a later date. Subject to the name change, the Company’s web domain name will change to www.ssrmining.com.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to the proposed name change of the Company from Silver Standard Resources Inc. to SSR Mining Inc. and receipt of the approval of the Company’s shareholders to such name change.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.